UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 03 March 2020
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY A DIRECTOR
In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited
("the Listings Requirements") we hereby advise that Ms R Bardien, Director of Major Subsidiaries
Gold Fields Operations (GFO) GFI Joint Venture Ltd and Gold Fields Holdings Company (BVI) Limited, purchased Gold Fields Limited shares on the open market in accordance with the introduction of the
Company’s Minimum Shareholding Requirement (MSR) as approved at the AGM on 18 May 2016.
Minimum Shareholding Requirement (MSR): The MSR is mandatory for
Executives to hold GFL shares for a five year period based on the following target shareholdings:

CEO: 200% of Annual Guaranteed Remuneration Package.
CFO and other Executives: 100% of Annual Remuneration Package.
The MSR shares may be acquired through election prior to determination of cash bonuses, vesting of shares awarded or through personal investment.
Details of the transactions are set out below:

R Bardien
Nature of transaction
On market purchase of shares (election to convert
40% of the 2019 cash bonus determination into
Gold Fields shares)
Transaction Date 28 February 2020
Number of Shares 10,023
Class of Security Ordinary Shares
Market Price per Share R111.5706
Total Value R1,118,272.12
Vesting Period
The shares will be held in Escrow for a
period of 5 years
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.
03 March 2020
Sponsor:
JP Morgan Equities Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 03 March 2020
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer